# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eos Energy Enterprises, Inc., CIK 0001805077
CUSIP: 29415C101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0001011438-24-000386
Filed by CIK 0002027951
Persons authorized to receive notices and communications: Alexander D. Benjamin, 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Cerberus Capital Management II, L.P. (CIK 0002027951): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (31.1% of the class)
- CCM Denali Equity Holdings, LP (CIK 0002027945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (31.1% of the class)
- CCM Denali Equity Holdings GP, LLC (CIK 0002027946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (31.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Eos Energy Enterprises, Inc.
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Comment:
The following constitutes Amendment No. 10 ("Amendment No. 10") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Cerberus Capital Management II, L.P. ("Cerberus Capital Management II"), CCM Denali Equity Holdings, LP ("CCM Denali Equity") and CCM Denali Equity Holdings GP, LLC ("CCM Denali Equity GP", and together with Cerberus Capital Management II and CCM Denali Equity, the "Reporting Persons") on June 28, 2024, as amended by Amendment No. 1 filed on July 29, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on September 12, 2024, Amendment No. 4 filed on November 4, 2024, Amendment No. 5 filed on December 17, 2024, Amendment No. 6 filed on January 27, 2025, Amendment No. 7 filed on March 17, 2025, Amendment No. 8 filed on April 20, 2026, and Amendment No. 9 filed on May 14, 2026. This Amendment No. 10 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

Amended and Restated Binding Term Sheet for Joint Venture

On June 30, 2026, Eos Energy Enterprises Inc. (the "Issuer") entered into an amended and restated binding term sheet (the "A&R Term Sheet") with CCM Frontier JV Holdco, LLC, an affiliate of the Reporting Persons ("CCM Frontier"), and HBC MSF Capital Solutions Blocker II LLC, an affiliate of Hudson Bay Capital Management LP ("HBC"), which provides for, upon the closing of the transactions contemplated by the A&R Term Sheet, the formation of a joint venture between the Issuer, CCM Frontier and HBC through Frontier Power USA Parent, LLC, a Delaware limited liability company (the "JV Company"). CCM Frontier, HBC and the Issuer expect to enter into definitive written agreements with respect to the transactions contemplated by the A&R Term Sheet prior to the closing of such transactions. The A&R Term Sheet amends and restates the previously disclosed Term Sheet.

Equity Ownership of Joint Venture and Warrant Issuances

Immediately following the closing of the transactions contemplated by the A&R Term Sheet, CCM Frontier (or its applicable designated affiliate) is expected to (a) receive 50,000,001 Class A-1 Units of the JV Company ("Class A-1 Units") as founder's equity in consideration for the contracts, contacts, investment opportunities, subject matter expertise and other going concern value with respect to the frontier power platform developed by affiliates of CCM Frontier, (b) contribute $100 million (the "Initial Class A-2 Contribution") to the JV Company (a portion of which may be contributed and utilized prior to the closing, including for purposes of the payment of the deposit under a capacity reservation agreement between the Issuer and the JV Company) in exchange for 100,000,000 Class A-2 Units of the JV Company ("Class A-2 Units" and, together with the Class A-1 Units, the "Class A Units"), at a price of $1.00 per Class A-2 Unit, and (c) receive certain warrants to purchase Common Stock of the Issuer as described below.

Immediately following the closing of the transactions contemplated by the A&R Term Sheet, the Issuer is expected to, directly or indirectly, contribute an amount equal to the sum of (a) the net proceeds raised from HBC in a registered direct offering (the "Registered Direct Offering") and (b) the net proceeds raised pursuant to a rights offering described below (the "Initial Class B Contribution") to the JV Company in exchange for a number of Class B Units of the JV Company ("Class B Units") at a price of $1.00 per Class B Unit.

Immediately following the closing of the transactions contemplated by the A&R Term Sheet, HBC (or investment funds managed by HBC or its affiliates) is expected to (a) contribute $50 million (the "Initial Class C Contribution") to the JV Company in exchange for 50,000,000 Class C Units ("Class C Units" and, together with the Class A Units and the Class B Units, the "Preferred Units"), at a price of $1.00 per Class C Unit, and (b) receive the HBC Warrant (as defined below).

Closing Conditions

CCM Frontier's, HBC's and the Issuer's obligations to complete the transactions and consummate the closing contemplated by the A&R Term Sheet are subject to the following conditions: (a) completion of the rights offering described below; (b) Department of Energy consent to the transactions contemplated by the A&R Term Sheet; and (c) the execution and delivery of commercial framework guidelines (in a form to be mutually and reasonably agreed by the Issuer, CCM Frontier and HBC).

Financing

The investment by the Issuer in the JV Company is expected to be partially financed by a rights offering to holders of the Issuer's Common Stock and certain of its outstanding warrants as of a future record date (the "Rights Offering"). The Rights Offering will target a raise of $150 million, the net proceeds of which are expected to be used by the Issuer to fund a portion of the Initial Class B Contribution, and the Rights Offering will not raise an amount in excess of $150 million without the prior written consent of CCM Frontier and HBC. The Issuer's stockholders that participate in the Rights Offering (the "Rights Offering Participants") are expected to receive units of the Issuer, with each whole unit entitling the holder to acquire (i) one share of Issuer Common Stock and (ii) 0.4388 of a warrant (each a "RO Warrant") to purchase Issuer Common Stock, for a subscription price of $5.481 per whole unit ("Units") up to their pro rata entitlement (the "Basic Subscription Right"). Each whole warrant to purchase Issuer Common Stock shall entitle the holder to purchase one share of Issuer Common Stock at an exercise price of $5.481 per share. Rights Offering Participants that have fully exercised their Basic Subscription Right may also exercise an over-subscription right to purchase to purchase additional Units to the extent any remain unsubscribed.

The mechanics, sequencing and legal structure of the Rights Offering (including (without limitation) with respect to issued warrants) is to be separately documented, and remains subject to, among other things, certain consents, applicable securities laws and Nasdaq requirements.

Cerberus Warrants

In consideration for the Initial Class A-2 Contribution, the Issuer is expected to issue to CCM Frontier warrants to purchase 20,017,772 shares of Issuer Common Stock (the "Additional CCM Warrants"). The exercise price for the Additional CCM Warrants is expected to be $5.481 per share.

The Additional CCM Warrants are expected to expire on the 10-year anniversary of the closing of the transactions contemplated by the A&R Term Sheet. The Additional CCM Warrants are expected to be exercisable for cash or on a cashless basis. The shares underlying the Additional CCM Warrants are expected to be subject to customary registration rights.

HBC Warrants

In consideration for the Initial Class C Contribution, the Issuer is expected to issue to HBC warrants to purchase 10,008,886 shares of Issuer Common Stock (the "HBC Warrant"). The exercise price for the HBC Warrant is expected to be $5.481 per share.

The HBC Warrant is expected to expire on the 10-year anniversary of the closing of the transactions contemplated by the A&R Term Sheet. The HBC Warrant is expected to be exercisable for cash or on a cashless basis. The shares underlying the HBC Warrant are expected to be subject to customary registration rights.

HBC Exchange Right

For so long as HBC holds the Class C Units, the Class C Units are expected to be exchangeable into shares of Issuer Common Stock based on $1.00 per unit as set forth below.

Prior to December 31, 2026, HBC is expected to have the right to exchange the Class C Units into shares of Issuer Common Stock as follows: up to 50% of the Class C Units can be exchanged into shares of Issuer Common Stock using a $15.00 price per share; up to 75% of the Class C Units can be exchanged into shares of Issuer Common Stock using a $17.50 price per share; and up to 100% of the Class C Units can be exchanged into shares of Common Stock using a $20 price per share, provided that the foregoing exchange prices are subject to customary adjustments for stock splits, dividends, distributions, recapitalizations, consolidations, mergers and other similar events.

From and after December 31, 2026, HBC is expected to have the right to exchange all or any portion of the Class C Units into shares of Issuer Common Stock using a price per share equal to the final pricing of the Rights Offering, subject to customary adjustments for stock splits, dividends, distributions, recapitalizations, consolidations, mergers and other similar events.

Upon the occurrence of certain events, including any voluntary or involuntary bankruptcy, change of control, liquidation, dissolution or winding up of the JV Company, HBC is expected to have the right to exchange all or any portion of the Class C Units into shares of Issuer Common Stock using a price per share equal to the final pricing of the Rights Offering, subject to customary adjustments for stock splits, dividends, distributions, recapitalizations, consolidations, mergers and other similar event.

In the event that any other investor in the JV Company has or is issued or granted a right to exchange, amend or restructure its investment in the JV Company for shares of Issuer Common Stock on more favorable terms, including an earlier timeline, HBC will receive the same rights.

The Company is expected to file a resale registration statement covering the shares of Issuer Common Stock issuable upon exchange of the Class C Units with the U.S. Securities and Exchange Commission within 30 days of the closing of the transactions contemplated by the A&R Term Sheet. The Company will use its best efforts to have the registration statement declared effective within 60 days after the closing of the transactions contemplated by the A&R Term Sheet.

Governance

The JV Company will be managed by a board of managers that will initially include seven members, four of which will be appointed by CCM Frontier and up to three of which will be appointed by the Issuer (subject to the Issuer maintaining certain ownership thresholds in the JV Company). The board of managers will have full and exclusive power to conduct and exercise control over the activities of the JV Company, subject to certain reserved and fundamental matters that will require the consent of a manager appointed by the Issuer or the Issuer, as applicable (so long as the Issuer maintains certain ownership thresholds in the JV Company).

Day to day oversight of the JV Company's development projects will be delegated to and performed by an appointee of CCM Frontier, which is initially anticipated to be an affiliate of CCM Frontier, pursuant to a management services agreement on customary terms and conditions to be agreed to by CCM Frontier and the Issuer.

Transfers

Subject to HBC's exchange right, CCM Frontier, HBC and the Issuer will not be permitted to transfer their respective Preferred Units in the JV Company prior to the third anniversary of the closing of the transactions contemplated by the A&R Term Sheet, except for certain permitted transfers to affiliates. After the third anniversary of the closing, CCM Frontier, HBC and the Issuer will be permitted to transfer their respective Preferred Units, subject to a right of first offer in favor of the non-transferring parties.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 159,587,654 shares of Common Stock, which amount includes 43,276,194 shares of Common Stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of Common Stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock, 28,806,463 shares of Common Stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock, 38,259,864 shares of Common Stock of the Issuer issuable upon conversion of 38.259864 shares of Series B-3 Preferred Stock, and 17,305,070 shares of Common Stock of the Issuer issuable upon conversion of 16.150528 shares of Series B-4 Preferred Stock. Such amount of beneficial ownership represents approximately 31.1% of the Common Stock outstanding, based on 353,142,655 shares of Common Stock outstanding as of July 1, 2026, as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission on June 30, 2026. The securities of the Issuer reported herein are directly held and beneficially owned by CCM Denali Equity. CCM Denali Equity GP, as the general partner of CCM Denali Equity, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity. Cerberus Capital Management II, as the sole member of CCM Denali Equity GP, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power and sole dispositive power over 159,587,654 shares of Common Stock. The information in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

The disclosure in Item 4 is incorporated herein by reference.

## Signatures
- Cerberus Capital Management II, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Senior Managing Director and Chief Legal Officer (07/02/2026)
- CCM Denali Equity Holdings, LP: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager, CCM Denali Equity Holdings GP, LLC, its general partner (07/02/2026)
- CCM Denali Equity Holdings GP, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager (07/02/2026)